POWER HERO CORP

FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2024, AND 2023

Audited

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS



INDEPENDENT ACCOUNTANT'S AUDIT REPORT

To the Board of Directors
Power Hero Corp
La Verne, California

Opinion

We have audited the financial statements of Power Hero Corp, which comprise the balance sheet as of December 31, 2024, and the related statement of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Power Hero Corp as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Power Hero Corp and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Going Concern

As discussed in Note 14, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Power Hero Corp's ability to continue as a going concern for period of twelve months from the date of issuance of this report.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Power Hero Corp's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Power Hero Corp's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Prior Period Financial Statements

The financial statements of the Company as of and for the year ended December 31, 2023, were audited by other auditors who, through their report dated April 11, 2024, expressed an unmodified opinion on those financial statements.

SetApart Accountancy Corp.

March 20, 2025
Los Angeles, California

As of December 31,	2024	2023
ASSETS		
Current Assets		
Cash and cash equivalents	$ 48,766	$ 107,046
Total current assets	**48,766**	**107,046**
Property and equipment, net	3,557	4,835
Intangible assets, net	321,440	270,083
TOTAL ASSETS	**373,763**	**381,964**
LIABILITIES AND SHAREHOLDER EQUITY		
Current Liabilities		
Accounts payable	137,037	132,210
Due to related parties	365,992	214,653
Total current liabilities	**503,029**	**346,863**
Simple Agreements for Future Equity	213,719	157,606
Total liabilities	**716,748**	**504,469**
Shareholders' Equity		
Common stock	17	17
Additional paid-in capital	1,975,939	1,655,665
Equity issuance costs	(35,672)	(35,672)
Accumulated deficit	(2,283,269)	(1,742,515)
Total shareholders' equity	**(342,985)**	**(122,505)**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**373,763**	**381,964**

See accompanying notes to the financial statements

For the year ended December 31,	2024	2023
Revenues, net	$ -	$ -
Cost of revenues, net	-	-
Gross Profit/(Loss)	-	-
Operating Expenses		
General and administrative	314,307	167,242
Sales and marketing	90,954	232,977
Research and development	79,380	99,849
Total operating expenses	**484,641**	**500,068**
Loss from operations	**(484,641)**	**(500,068)**
Other income (expense)		
Change in fair value of SAFE liabilities	(56,113)	15,227
Interest expense	-	(12,222)
Total other (expense)/income	**(56,113)**	**3,005**
Net loss before taxes	**(540,754)**	**(497,063)**
Provision for income taxes	-	-
Net loss	**$ (540,754)**	**$ (497,063)**
Weighted average common stock outstanding - basic and diluted	17,316,660	15,064,116
Net loss per share - basic and diluted	$ (0.03)	$ (0.03)

See accompanying notes to the financial statements

POWER HERO CORP
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Common Stock		Treasury Stock		Additional	Accumulated	Total
	Shares	Amount	Shares	Amount	Paid-in Capital	Deficit	Equity
Balance at December 31, 2022	14,771,544	$ 15	27,600	$ -	$ 710,921	$ (1,245,452)	$ (534,516)
Common stock issued for cash	30,000	-	-	-	15,000		15,000
Common stock issued for cash - Reg CF	558,610	1	-	-	558,609		558,610
Equity issuance costs	-	-	-	-	(35,672)		(35,672)
Conversion of notes	1,669,659	1	-	-	278,279		278,280
Stock-baced compensation	-	-	-	-	92,856		92,856
Net loss	-	-	-	-	-	(497,063)	(497,063)
Balance at December 31, 2023	17,029,813	$ 17	27,600	$ -	$ 1,619,993	$ (1,742,515)	$ (122,505)
Common stock issued for cash	32,235	-	-	-	22,050	-	22,050
Common stock issued for cash - Reg CF	203,774	-	-	-	203,774	-	203,774
Equity issuance costs	2,038	-	-	-	(14,687)	-	(14,687)
Shares issued for services rendered	21,200	-	-	-	11,600	-	11,600
Stock-baced compensation	-	-	-	-	97,537	-	97,537
Net loss	-	-	-	-	-	(540,754)	(540,754)
Balance at December 31, 2024	17,289,060	$ 17	27,600	$ -	$ 1,940,267	$ (2,283,269)	$ (342,985)

See accompanying notes to the financial statements

For the year ended December 31,	2024	2023
Cash flows from operating activities		
Net loss	$ (540,754)	$ (497,063)
Adjustments to reconcile net loss to net cash used in operating activities		
Depreciation	1,278	1,278
Amortization	8,943	3,852
Stock-based compensation	109,137	92,856
Accrued interest converted to equity	-	25,280
Change in fair value of SAFE liabilities	56,113	(15,227)
Change in operating liabilities		
Increase in accounts payable	4,827	58,057
Increase/(decrease) in accrued interest payable	-	(13,060)
Net cash used in operating activities	**(360,456)**	**(344,027)**
Cash flows from investing activities		
Purchase of property and equipment	-	(6,113)
Purchase of intangible assets	(60,300)	(89,161)
Net cash used in investing activities	**(60,300)**	**(95,274)**
Cash flows from financing activities		
Increase / (decrease) in due to related parties	151,339	(15,073)
Common stock issued for cash	211,137	573,610
Offering costs	-	(30,672)
Net cash provided by financing activities	**362,476**	**527,865**
Net change in cash and cash equivalents	**(58,280)**	**88,564**
Cash and cash equivalents - beginning of year	107,046	18,482
Cash and cash equivalents - end of year	**$ 48,766**	**$ 107,046**
Supplemental Disclosure of Cash Flow Information		
Cash paid for interest	$ -	$ -
Supplemental Disclosure of Non-Cash Financing Activities		
Converstion of convertible note agreements to common stock	$ -	$ 253,000
Converstion of accrued interest payable to common stock	$ -	$ 25,280
Stock issued for services rendered	$ 11,600	$ -

See accompanying notes to the financial statements

1.   NATURE OF OPERATIONS

Power Hero Corp. (the "Company") was incorporated on January 6, 2017, in the state of Delaware. The Company plans to operate as a provider of EV charging solutions which includes a peer-to-peer ("P2P') network and marketplace that allows users to charge electric vehicles and other mobile devices on the go.

As of December 31, 2023, the Company has not commenced planned principal operations nor generated revenue. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties, including failing to secure funding to commence the Company's planned operations or failing to profitably operate the business.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting. The Company did a 3-to-1 stock split in 2023, which is retroactively applied in these financial statements (see Note 10).

In the opinion of management, the accompanying financial statements include all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position, results of operations, and cash flows for the years ended December 31, 2024, and 2023. Preparing financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses.

Management further acknowledges that it is solely responsible for adopting sound accounting practices, establishing and maintaining a system of internal accounting control and preventing and detecting fraud. The Company's system of internal accounting control is designed to assure, among other items, that 1) recorded transactions are valid, 2) valid transactions are recorded, and 3) transactions are recorded in the proper period in a timely manner to produce financial statements which present fairly the financial condition, results of operations and cash flows of the Company for the respective periods being presented.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Significant estimates inherent in the preparation of the accompanying financial statements include useful lives of and impairment valuations of computer equipment and intangible assets, deferred income tax assets, fair value of debt and equity instruments, including share-based compensation and reserves for commitments and contingencies. Any adjustments applied to estimates are recognized in the period in which such adjustments are made.

Management makes estimates that affect certain accounts including key personnel costs, and useful lives on intellectual property and computer equipment. Any adjustments applied to estimates are recognized in the period in which such adjustments are made.

Concentration of Credit Risk

The Company is subject to concentration of credit risks primarily from cash and cash equivalents. At various times during the years, the Company may have bank deposits in excess of Federal Deposit Insurance Corporation insurance limits. Management believes any credit risk is low due to the overall financial strength of the financial institutions. Accounts receivable consist of uncollateralized receivables from customers/clients primarily located throughout the United States of America.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks, cash on hand and all highly liquid investments with original maturities of three months or less at the time of purchase. As of December 31, 2024, and 2023, the Company's cash & cash equivalents did not exceed FDIC-insured limits.

Property and Equipment

The Company has a policy to capitalize expenditures with useful lives in excess of one year and costs exceeding $1,000 as property and equipment. Computer equipment is recorded at cost, less accumulated depreciation. The Company depreciates computer equipment using the straight-line method based on its estimated useful life of 5 years. The Company periodically evaluates assets for impairment and writes off capitalized costs as necessary. As of December 31, 2024, the management determined no impairment on the Company's computer equipment.

Intangible Asset - Patents

Patents are initially measured at the legal costs incurred in the filing process. Patents are recorded at cost, less accumulated amortization. The Company's patents include pending patents and issued patents. For pending patents, no life has yet to be determined and therefore costs are not amortized until the patent is issued. Once the patents are issued, these patents will be assigned a life and amortized on a straight-line basis over the life which was assigned. The costs of maintaining issued patents are expensed when incurred.

The Company evaluates the recoverability of patents whenever events or changes in circumstances indicate that a patent's carrying amount may not be recoverable. Such circumstances could include but are not limited to (1) a significant decrease in the market value of the patent, (2) a significant adverse change in the extent or manner in which the patent may be used, or (3) an accumulation of costs significantly in excess of the amount originally expected for the acquisition of the patent.

Pending patents consist of costs related to fifteen patent applications as of December 31, 2024, for which the filing process has already begun. However, the issuance of these patents has not yet been made by the United States Patent and Trademark Office ("USPTO") or other applicable patent offices. No useful life has yet been determined for these patent applications. If for some reason a patent is not issued, the costs associated with the acquisition and the continuation of the application are fully amortized in the year of denial. Pending patents consist of fees paid to apply for several patents.

As of December 31, 2024, the Company has twelve patents approved by the USPTO and three patents approved by the Australian Government's patent agency, IP Australia.

Impairment of Long-Lived Assets

Long-lived assets, including property and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. The determination of recoverability is made based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. The measurement of the impairment for long-lived assets is based on the asset's estimated fair value. No such impairment was recorded for the years ended December 31, 2024, and 2023.

Derivative Liability

U.S. GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free-standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional as that term is described under ASC 815, Derivatives and Hedging.

When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their stated date of redemption.

The Company determined that the SAFE agreements are debt. Given the potential cash settlement upon a liquidity event, and the variable number of equity shares issuable upon settlement due to the valuation cap provisions, the Company classified the SAFE notes as a liability at their fair value. The SAFE notes were remeasured to fair value each reporting period.

Deferred Offering Costs

The Company complies with the requirements of ASC 340-10-S99-1 with regard to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to stockholders' deficits upon the completion of an offering or to expenses if the offering is not completed. As of December 31, 2024, and 2023, deferred offering costs were $0.

Stock-Based Compensation

The Company measures all stock-based awards granted to employees and directors based on the fair value on the date of the grant and recognizes compensation expense for those awards, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award. The Company issues stock-based awards with only service-based vesting conditions and records the expense for these awards using the straight-line method.

The Company classifies stock-based compensation expense in its statements of operations in the same manner in which the award recipient's payroll costs are classified or in which the award recipient's service payments are classified.

The fair value of each stock option grant is estimated on the date of the grant using the Black-Scholes option pricing model. The Company historically has been a private company and lacks company-specific historical and implied volatility information for its stock. Therefore, it estimates its expected stock price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company's stock options has been determined utilizing the "simplified" method for awards that qualify as "plain-vanilla" options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. The expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expenses could be materially different for future awards.

Income Taxes

Power Hero Corp. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Net Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted average number of common stock outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflects the actual weighted average of common stock issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of December 31, 2024, and 2023, diluted net loss per share is the same as basic net loss per share for each year. Potentially dilutive items outstanding as of December 31, 2024, and 2023 consist of outstanding options (Note 9) and SAFE agreements (Note 7).

Concentration of Credit Risk

The Company is subject to concentrations of credit risks primarily from cash, cash equivalents, restricted cash, accounts receivable, and notes receivable. At various times during the years, the Company may have bank deposits in excess of Federal Deposit Insurance Corporation insurance limits. Management believes any credit risk is low due to the overall financial strength of the financial institutions. Accounts receivable consist of uncollateralized receivables from customers/clients primarily located throughout the United States of America.

Revenue Recognition

The Company will recognize revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers when delivery of services is the sole performance obligation in its contracts with customers.

Revenues will be recognized when control of the promised goods or services is transferred to a customer in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfils its obligations under each of its agreements:

1) Identify the contract with a customer

2) Identify the performance obligations in the contract

3) Determine the transaction price

4) Allocate the transaction price to performance obligations in the contract and

5) Recognize revenue as the performance obligation is satisfied.

For the years ended December 31, 2024, and 2023, the Company has not earned any revenue.

Research and development

Research and development costs are expensed as incurred.

Advertising

The Company expenses advertising and promotion costs as they are incurred. Advertising expenses for the years ended December 31, 2024, and 2023 were $67,988, and $111,184, respectively.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities, such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses, and approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

With the exception of the Simple Agreement for Future Equity ("SAFE") liabilities, the carrying values of the Company's assets and liabilities approximate their fair values, primarily due to their short-term nature.

SAFE liabilities are marked to market each reporting period using level 3 inputs. The fair value of the SAFE liability as of December 31, 2024, and 2023, was determined based on a probability-weighted model with 3 possible outcomes considered to include: 1) equity financing of preferred stock; 2) a liquidity event; or 3) dissolution. Refer to Note 5 for more information about the SAFE liability. Changes in Level 3 financial liability measured at fair value for the years ended December 31, 2024, and 2023 are as follows:

Balance December 31, 2022	$ 172,833
Change in fair value of SAFE agreements	(15,227)
Balance December 31, 2023	157,606
Change in fair value of SAFE agreements	56,113
Balance at December 31, 2024	$ 213,719

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through March 20, 2025, which is the date the financial statements were issued.

3.   PROPERTY AND EQUIPMENT

Property and equipment as of December 31, 2024, consisted of:

As of December 31,	2024	2023
Computers	$ 6,113	$ 6,113
Accumulated Depreciation	(2,556)	(1,278)
Property and equipment, net	**$ 3,557**	**$ 4,835**

Depreciation expense for the year ended December 31, 2024, and 2023 was $1,278.

4.   INTANGIBLE ASSETS – PATENTS

Patents as of December 31, 2024, and 2023 are as follows:

As of December 31,	2024	2023
Licensed	$ 207,681	$ 99,135
Pending	129,435	177,682
Intangible assets, at cost	**337,116**	**276,817**
Accumulated amortization	(15,676)	(6,734)
Intangible assets, net	**$ 321,440**	**$ 270,083**

Amortization expenses for the years ended December 31, 2024, and 2023 were $8,943, and $3,852, respectively.

5.   SHAREHOLDER LOANS

During the year ended December 31, 2024, the board approved a loan from the CEO & Founder to the company. As of December 31, 2024, the outstanding balance of this loan was $67,500. This loan bears a per annum interest rate of 0% with no set maturity and therefore the loan has been classified as a current liability.

As of December 31, 2024, and 2023, the Company has total due to shareholder liabilities relating to deferred compensation of $295,653, and $198,250, respectively. These liabilities bear a per annum interest rate of 0%. As of December 31, 2024, $253,403 is due to the CEO. The CEO represents that the amount due to him for deferred compensation will not be called until such time as the company has sufficient cash flow. The remaining balance of $43,250, due to the CMO may be called at any time and is reported as a current liability on the balance sheet.

As of December 31, 2024, and 2023, the Company had amounts payable as reimbursements for business expenses to shareholders totaling $2,839, and $16,403.

Convertible Notes

The convertible notes discussed in Note 8 include notes issued to the Company's CEO for a total of $63,500. The outstanding principal balance of this note as of December 31, 2024, and 2023 were $0 and $0, respectively. Related accrued interest was $0 as of December 31, 2024, and 2023, respectively. Interest expense was $0, and $3,173 for the years ended December 31, 2024, and 2023, respectively.

SAFE Agreements

The SAFE agreements discussed in Note 7 include SAFEs issued to the Company's CEO for a total of $57,875.

6.   RELATED PARTY TRANSACTIONS

As of December 31, 2024, and 2023, the Due to Shareholders amounted to:

Due to related parties	2024	2023
Deferred compensation	$ 295,653	$ 198,250
Loans payable (see Note 5)	67,500	-
Accounts payable	2,839	16,403
Total due to shareholders	**$ 365,992**	**$ 214,653**

As of December 31, 2024, and 2023, the company has accrued total deferred compensation balances of $295,653 and $198,250, of deferred compensation, respectively. These payables do not bear interest. As of December 31, 2023, they were considered payable on demand. As of December 31, 2024, the deferred compensation and loan payable to the CEO were considered long-term liabilities as the CEO represents that these liabilities will not be called for repayment until such time as the Company has sufficient cash flow.

The Company has amounts due to the largest stockholder that are recorded as due to related parties for reimbursement of expenses paid by them on behalf of the Company. The outstanding amount included in the financial statements as of December 31, 2024, and 2023, was $2,839, and $6,803, respectively.

In 2022, the Company engaged a firm owned by one of the Company's stockholders to provide consulting services on the design of circuit cards, firmware and electronic components, which were recorded as operating expenses amounting to $22,097. The outstanding balance as of December 31, 2023, was $9,600, which was included in due to related parties. During the year ended December 31, 2024, the Company issued this related party 19,200 shares of Common Stock in lieu of payment of the $9,600. As of December 31, 2024, the remaining amount due to this stockholder was $0.

The Company also provided compensation to its key executives for the services they provided which were recorded to operating expenses in the amounts of $96,000, and $95,519, for the years ended December 31, 2024, and 2023, respectively. These key executives are also Company stockholders. Payment of this compensation is deferred and will be paid out at a later date once the Company meets their next financing goal.

7. SIMPLE AGREEMENTS FOR FUTURE EQUITY

In 2019 to 2020, the Company entered into a series of SAFE agreements for a total amount of $332,687, (in aggregate the "Purchase Amount"). The SAFEs do not accrue a dividend and are nonvoting. The SAFE agreements are unsecured obligations.

In the event of preferred equity financing before the termination of the SAFEs, the SAFEs automatically convert into the number of shares of SAFE preferred stock equal to the purchase amount divided by the discount price. The discount price is the lower of: (a) the price per share of the standard preferred stock sold in the preferred equity financing multiplied by the discount rate or (b) the price per share of the standard preferred stock multiplied by a rate determined by dividing the valuation cap.

 In the event of liquidation before the termination of the SAFEs, the investor may either: (i) opt to receive a cash payment equal to the Purchase Amount; or (ii) automatically receive a number of shares of common stock equal to the Purchase Amount divided by the liquidity price. A liquidity event is defined as a change of control or an initial public offering while a liquidity price is the price per share equal to the fair market value of the common stock at the time of the liquidity event multiplied by the discount rate. If there are not enough funds to pay the holders of SAFE agreements in full, then all the Company's available funds will be distributed with equal priority and pro-rata among the SAFE agreement holders in proportion to their Purchase Amounts and they will automatically receive the number of shares of common stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price.

In the event of dissolution before the termination of the SAFEs, the Company will pay an amount equal to the Purchase Amount, due and payable to the investor immediately prior to, or concurrent with, the consummation of the dissolution event. This event is defined as (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company, excluding a liquidity event, whether voluntary or involuntary. The Purchase Amount will be paid prior to and in preference to any distribution of any of the assets of the Company to holders of outstanding capital stock. If immediately prior to the consummation of the dissolution event, the assets of the Company legally available for distribution to all SAFE holders, are insufficient to permit the payment to their respective Purchase Amounts, then all the assets of the Company legally available for distribution will be distributed with equal priority and pro-rata among the SAFE holders as a single class.

The SAFE agreements will expire and terminate upon either (i) the issuance of shares to the investor pursuant to an equity financing event or (ii) the payment, or setting aside for payment, of amounts due to the investor pursuant to a liquidity or dissolution event.

As of December 31, 2024, and 2023, no SAFE agreements had been converted into equity, nor had any terminated or expired based on the terms of the agreements. Upon conversion, the SAFE agreements will convert into preferred stock.

As of December 31, 2024, and 2023, the details of outstanding SAFE obligations are as follows:

Discount	Valuation Cap		Purchase Amount		Fair Value	
			31/12/2024	31/12/2023	31/12/2024	31/12/2023
90%	$	6,000,000	$ 171,892	$ 171,892	$ 106,091	$ 72,042
80%		5,000,000	160,795	160,795	107,628	85,564
			$ 332,687	$ 332,687	$ 213,719	$ 157,606

8. CONVERTIBLE NOTES

From 2021 to 2022, the Company issued a series of convertible notes in exchange for cash for the purpose of raising additional operating capital. The convertible notes were unsecured, bear interest of 6% per annum with all principal and interest due and payable on its maturity date, October 31, 2023.

These convertible notes were subject to automatic conversion upon capital financing of at least $2,000,000 at a conversion price equal to the price per share paid by the investors in such capital financing. These convertible notes were also subject to holders' optional conversion upon the maturity date into common stock at a conversion price of $0.17 ($0.50 pre-stock split) per share. At any time on or after the maturity date, the holder may elect to either: (a) demand repayment of the outstanding principal amount and unpaid interest; or (b) convert the outstanding principal amount and unpaid interest into shares of common stock at a conversion price of $0.50 per share. In the event of a change in control (as defined in the agreement), the majority holders may elect to either: (a) declare that the notes shall become due and payable immediately prior to the closing of the change of control and receive in payment an amount equal to 200% of the outstanding principal amount plus all unpaid interest, or (b) convert the outstanding principal amount and unpaid interest into shares of common stock at a conversion price of $0.50 per share.

On the notes' maturity date, the holders opted to convert all the outstanding notes with the total principal amount and unpaid interest of $278,280 into 1,669,659 shares of common stock (see Note 10).

The outstanding principal balance as of December 31, 2024, and 2023, was $0. Accrued interest as of December 31, 2024, and 2023 were $0. The Company incurred interest expense of $0, and $12,222 for the years ended December 31, 2024, and 2023, respectively.

9.   STOCK OPTIONS

The Company accounts for stock-based compensation under the provisions of Topic 718, Stock-Based Compensation, which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and non-employee officers based on estimated fair values as of the date of grant. Compensation expense is recognized on a straight-line basis over the requisite service period in line with the options vesting. The Company does not have a stock-based employee compensation plan in place as of the date of this report and issues options at the approval of the board on a case-by-case basis, which raises various potential regulatory and tax issues that could significantly impact the Company and/or its option recipients. Therefore, there are various risks and uncertainties associated with the Company's stock options.

Stock options are granted to certain employees and contractors of the Company from time to time. As of December 31, 2024, and 2023, 1,594,008 and 1,631,508 stock options were issued and outstanding under the approval of the board. Vested stock options were 1,416,405, and 1,150,902 as of December 31, 2024, and 2023, respectively.

 The Company's stock options typically expire ten years after the grant date and vesting occurs immediately or over a period of four years.

 A summary of options activities for the years ended December 31, 2024, and 2023 is as follows:

	Number of Awards	Weighted Average Exercise Price	Weighted Average Contract Term
Outstanding at December 31, 2022	1,511,508	$ 0.14	7.97
Granted	120,000	0.50	-
Exercised	-	-	-
Expired/Cancelled	-	-	-
Outstanding at December 31, 2023	1,631,508	$ 0.16	7.15
Excercisable at December 31, 2023	1,150,902	$ 0.15	6.61
Granted	-	-	-
Exercised	-	-	-
Expired/Cancelled	(37,500)	(0.33)	(4.80)
Outstanding at December 31, 2024	1,594,008	$ 0.16	6.21
Excercisable at December 31, 2023	1,416,405	$ 0.15	5.72

As of December 31,	2024	2023
Intrinsic value of options outstanding at year-end	$ 1,340,120	$ 1,365,120
Weighted average duration (years) to expiration of outstanding opttions at year-end	6.15	7.15
Weighted average duration (years) to expiration of exercisable options at year-end	5.61	6.61

Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company's common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes Option Pricing model to value its stock option awards. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expenses could be materially different for future awards.

The expected life of stock options was estimated using the "simplified method," which is the midpoint between the vesting start date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent, actual results or updated estimates differ from the Company's current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised. In accordance with ASC 718, as a private company, the Company has elected to use a 0% forfeiture rate in calculating its stock compensation expense.

The stock option issuances were valued using the following inputs for the years ended December 31, 2024, and 2023:

As of Year Ended December 31,	2024	2023
Expected life (years)	10.00	10.00
Risk-free interest rate	4.58%	3.75%
Expected volatility	50%	50%
Annual dividend yield	0%	0%

As of December 31, 2024, there was $90,260 of costs to be recognized over a weighted-average period of approximately 1.19 years.

The fair value of stock options issued during the years ended December 31, 2024, and 2023 was $0 and $85,800, respectively. Stock-based compensation expenses during the years ended December 31, 2024, and 2023 were $97,537, and $92,856, respectively.

10.   CAPITALIZATION AND EQUITY TRANSACTIONS

Capital Structure

Under the original articles of incorporation under the Company's original name "Ijuze Corp", the Company was authorized to issue 10,000,000 shares of common stock at $0.000001 par value. In January 2018, the Company changed its name to Power Hero Corp. In March 2018, the Company amended and restated its articles of incorporation, increased its authorized shares of common stock to 20,000,000 shares of common stock at $0.000001 par value and subjected all outstanding common stock to a 2-for-1 stock split. In January 2023, the Company amended and restated its articles of incorporation, increased its authorized shares of common stock to 44,000,000 at $0.000001 par value and subjected all outstanding common stock to a 3-for-1 stock split. All outstanding shares disclosed for all periods presented have been retroactively adjusted to reflect the effects of the stock splits.

 Common Stock

As of December 31, 2024, and 2023, the Company had 17,289,060 and 17,029,813 issued and outstanding shares of common stock, respectively.

In 2023, 30,000 shares of common stock were issued for cash in the amount of $15,000. Also, the Company undertook an offering of common stock pursuant to a Regulation Crowdfunding offering, which raised $558,610 in gross proceeds through the issuance of 558,610 shares of common stock at a price of $1.00 per share. The Company incurred offering costs of $35,672 with this offering.

In 2023, the Company had $2,000,000 in convertible notes (plus accrued interest), that converted to Common Stock on October 31, 2023

In 2024, 32,235 shares of common stock were issued for cash in the amount of $22,050. Also, the Company undertook an offering of common stock pursuant to a Regulation Crowdfunding offering, which raised $203,774 in gross proceeds through the issuance of 203,774 shares of common stock at a price of $1.00 per share. The Company incurred offering costs of $14,687 with this offering. Offering costs also included the issuance of 2,038 shares as compensation to the crowdfunding platform valued at $1 per share.

Treasury Stock

In 2019, the Company issued 42,000 shares of common stock to a contractor in exchange for service. In the same year, the Company re-acquired the 42,000 shares of common stock since the contractor failed to deliver the agreed service. In 2022, the Company re-issued 14,400 shares of treasury stock in exchange for service valued at $4,800. 27,600 shares of treasury stock were held as of December 31, 2024, and 2023.

11.   INCOME TAXES

The provision for income taxes for the year ended December 31, 2024, and December 31, 2023, consists of the following:

For the year ended December 31,	2024	2023
Provision for income taxes	$ (123,597)	$ (103,919.4)
Valuation allowance	123,597	103,919
Net provision for income taxes	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities on December 31, 2024, and December 31, 2023, are as follows:

As of December 31,	2024	2023
Deferred tax asset	$ (373,639)	$ (250,042)
Valuation allowance	373,639	250,042
Net deferred tax asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, a full valuation allowance has been set against its net deferred tax assets as of December 31, 2024, and December 31, 2023. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority based on the technical merits of the position. As of December 31, 2024, and December 31, 2023, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2024, and December 31, 2023, the Company had no accrued interest and penalties related to uncertain tax positions.

12.   COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to various local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or loss of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2024, and 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

13. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2024, through March 20, 2025, which is the date the financial statements were available to be issued.

The Company received an additional $203,000 in additional paid-in capital from the issuance of 228,000 shares of common stock at an issue price of $1 per share.

Subsequent to December 31, 2024, two additional patent applications were issued by the USPTO.

In March 2025, subsequent to year-end, the Board of Directors approved the following resolutions:

- Ratification of $300,000 bridge financing with 2% revenue sharing

- Approved acquisition of a target company for consideration of up to $30,000

- Approved launching a Reg CF revenue share campaign of up to $2,000,000 with NetCapital as the registered platform

- Approved 3,000,000 addition to stock option pool

- Approved management participation in Bridge Financing and conversion of accruals.

There have been no events or transactions during this time which would have a material effect on these financial statements.

14. GOING CONCERN

The Company has not generated revenues or profits since inception, has sustained net losses of $540,754, and $497,063 for the years ended December 31, 2024, and 2023, respectively, and has incurred negative cash flows of $360,456 and $344,027 from operations for the years ended December 31, 2024, and 2023, respectively. As of December 31, 2024, the Company had an accumulated deficit of $2,283,269 and a working capital deficit of $454,263. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

The ability of the Company to continue as a going concern is dependent on the Company obtaining adequate capital to fund its operating losses until it establishes a revenue stream and becomes profitable. During the next twelve months, the Company intends to fund its operations with funding from the proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. Management cannot provide assurance that the Company will be successful in accomplishing its plans. If the Company is not able to obtain the necessary additional financing on a timely basis, the Company may be required to reduce the scope of the planned development, which could harm the business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.